Exhibit (a)(1)(ii)

Goldman Sachs Private Credit Corp.

200 West Street

New York, NY 10282

Offer to Purchase Up to 7,707,391

Shares of Common Stock

Dated November 25, 2024

The Offer and Withdrawal Rights Will Expire at

11:59 p.m., Eastern Time, on December 23, 2024,

Unless the Offer is Extended

To the Stockholders of Goldman Sachs Private Credit Corp.:

Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”), Goldman Sachs Private Credit Corp., a non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), and is incorporated as a Delaware corporation (the “Fund”), is offering to purchase up to 7,707,391 of its outstanding Class I shares of common stock, par value $0.001 per share (the “Shares”), pursuant to tenders by stockholders of the Fund (each a “Stockholder” and collectively, the “Stockholders”) at a price equal to the net asset value per Share as of December 31, 2024 or a later date determined by the Fund if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 11:59 p.m., Eastern Time, on December 23, 2024 (the “Expiration Date”), but the Fund may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Stockholders of the Fund and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. The Shares are not traded on any established trading market.

If you are not interested in selling your Shares, no action is required on your part.

Stockholders should realize that the value of the Shares tendered in this Offer will likely change between the most recent time net asset value was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Fund for purposes of calculating the purchase price of such Shares) and such change could be material. The Fund generally determines the net asset value of the Shares as of the last calendar day of each month within 20 business days after the first calendar day of each month. The net asset value per Share as of September 30, 2024 was $25.29. The most recently calculated net asset value per Share was $25.25 as of October 31, 2024.

Stockholders should keep in mind that, if they tender Shares in a tender offer with a Valuation Date that is within the 12-month period following the initial issue date of the Shares being tendered, such Shares will be subject to an “early repurchase deduction” (described further below) of 2.0% of the aggregate net asset value of the Shares repurchased, except as described below. The early repurchase deduction will reduce the repurchase proceeds. For illustrative purposes, a Stockholder that acquires Shares prior to or on January 1 would not incur any early repurchase deduction for participating in a repurchase offer that has a valuation date of December 31 of the following year (or anytime thereafter). Shares that are issued pursuant to the Fund’s distribution reinvestment plan and tendered will not be subject to the early repurchase deduction.

Stockholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or email it to the Fund’s tender offer service agent, SS&C Technologies, Inc. (the “Tender Offer Service Agent”), in the manner provided for in the Letter of Transmittal and set forth in Section 4 “Procedure for Tenders” below. Please note that certain Stockholders may be required to deliver their Letter of Transmittal to or otherwise contact their financial advisor or other financial intermediary or representative (collectively, “Financial Representatives”) to tender their Shares (instead of directly to the Tender Offer Service Agent). In such case, you will need to ask your Financial Representative to submit the repurchase request for you and provide all of the information that the Financial Representative requires. Certain Financial Representatives may set times prior to the repurchase request deadline by which they must receive all documentation relating to repurchase requests and may require additional information.

IMPORTANT INFORMATION

Neither the Fund, its board of directors, nor Goldman Sachs Asset Management, L.P., the Fund’s investment adviser (the “Adviser”), makes any recommendation to any Stockholder as to whether to tender or refrain from tendering Shares. Stockholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.

Because each Stockholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund, its board of directors or the Adviser as to whether Stockholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, its board of directors, or the Adviser.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or the Commodity Futures Trading Commission nor has the Securities and Exchange Commission, the Commodity Futures Trading Commission, or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to your Financial Representative or to the Fund as provided below:

Goldman Sachs Private Credit Corp.

c/o SS&C Technologies, Inc.

P.O. Box 219743

Kansas City, MO 64121

Tel: (312) 655-4702 (Goldman Sachs Alternative Investment Client Services)

i

SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

•

The Fund, at the discretion of its board of directors (the “Board”), currently expects to offer to repurchase a portion of its outstanding Shares on a quarterly basis pursuant to written tenders by Stockholders in accordance with the Fund’s share repurchase program. Accordingly, the Fund is offering to purchase up to 7,707,391 Shares at a price equal to their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, divided by outstanding Shares) determined as of December 31, 2024 or such later date as may be determined by the Fund if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 5.0% of the outstanding Shares as of September 30, 2024. The Offer, which begins on November 25, 2024, will remain open until 11:59 p.m., Eastern Time, on December 23, 2024 (the “Expiration Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

•

All Shares issued by the Fund after January 1, 2024, except for Shares issued pursuant to the Fund’s distribution reinvestment plan (“DRIP”), that are tendered and purchased in this Offer will be subject to a 2.0% “early repurchase deduction.” See Section 6 “Purchases and Payment.”

•	Stockholders may tender all or a portion of their Shares.

•

If a Stockholder tenders its Shares and the Fund purchases those Shares, the Fund will effect payment for those Shares in cash promptly after the determination of the net asset value per Share is finalized, which payment of redemption proceeds in cash will occur no later than 65 days after the expiration of this Offer.

•	Other than the early repurchase deduction described below (if applicable), the Fund does not expect to impose any charges on repurchases of Shares in the Fund.

•

If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $500 as of the Valuation Date. The Fund reserves the right to purchase all of your Shares in the Fund if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum account balance. In addition, such minimum account balance requirement may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the number of your tendered Shares so that the required minimum account balance is maintained.

•	The Offer is being made to all Stockholders and is not conditioned on any minimum amount of Shares being tendered.

•

If you are a participant in the Fund’s DRIP, in the event that you elect to tender your Shares in full, and such full tender is accepted by the Fund, your participation in the DRIP will be automatically terminated as of the Expiration Date, and any distributions due but not yet paid as of such date will be paid in cash on the scheduled dividend payment date. Shares that are issued pursuant to the Fund’s DRIP and tendered will not be subject to the early repurchase deduction.

•

If the Fund accepts the tender of any of your Shares, your proceeds may be funded from one or more of the following sources: cash flow from operations, the sale of assets, borrowings, return of capital or proceeds from the sale of Shares pursuant to the Fund’s continuous private offering.

•

Additional repurchases will be made at such times and on such terms as may be determined by the Board. Goldman Sachs Asset Management, L.P., the Fund’s investment adviser (the “Adviser”), currently expects that it will generally recommend to the Board that the Fund offer to from Stockholders quarterly up to 5.0% of the Fund’s outstanding number of Shares as of the close of the previous calendar quarter. However, the Fund is not required to make any such repurchase offers or otherwise conduct tender offers, and the Board may amend, suspend or terminate the Fund’s share repurchase program at any time.

•

Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. If you elect to tender your Shares, you have the right to change your mind and withdraw your tendered Shares at any time until the Expiration Date or, if such tendered Shares have not been accepted by the Fund, at any time on or after January 24, 2025. If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of Transmittal to (i) the Tender Offer Service Agent by (a) mail at Goldman Sachs Private Credit Corp., c/o SS&C Technologies, Inc., P.O. Box 219743, Kansas City, MO 64121 or (b) email at goldman@dstsystems.com, Attention: Goldman Sachs Private Credit Corp.; or (ii) your Financial Representative, as noted below. Your properly completed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Fund strongly recommends that you do, confirm receipt of your Letter of Transmittal by contacting your Financial Representative or by calling Goldman Sachs Alternative Investment Client Services at (312) 655-4702, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). All Stockholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein. In addition, please note that certain Stockholders may be required to deliver their Letter of Transmittal to or otherwise contact their Financial Representatives to tender their Shares (instead of directly to the Tender Offer Service Agent). In such case, you will need to ask your Financial Representative to submit the repurchase request for you and provide all of the information that the Financial Representative requires. Certain Financial Representatives may set times prior to the repurchase request deadline by which they must receive all documentation relating to repurchase requests and may require additional information.

•

The value of your Shares will likely change between the most recent time the net asset value was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating the purchase price of your Shares). The net asset value per Share as of September 30, 2024 was $25.29. The most recently calculated net asset value per Share was $25.25 as of October 31, 2024.

•	Please note that just as you have the right to withdraw your tender of Shares, the Fund has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Stockholders. Because there is no secondary trading market for Shares, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Stockholders in order to provide liquidity for the Shares. The Board intends to consider the continued desirability of the Fund making an offer to purchase Shares on a quarterly basis, but the Fund is not required to make any such offer.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Stockholders who do not tender Shares. Stockholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification and/or decreased liquidity due to decreased liquid assets held by the Fund. A reduction in the aggregate assets of the Fund may result in Stockholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing investors from time to time, although there can be no assurances that such new or additional purchases will occur.

Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Stockholders remaining in the Fund (assuming no further issuances of Shares).

2. Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to 7,707,391 of those outstanding Shares that are properly tendered by, and not withdrawn (in accordance with Section 5 “Withdrawal Rights” below) before, the Expiration Date.

The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Share tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on September 30, 2024, there were approximately 154,147,833 Shares issued and outstanding, with a net asset value per Share of $25.29. The most recently calculated net asset value per Share was $25.25 as of October 31, 2024. The value of the Shares tendered by Stockholders likely will change between the most recent time net asset value was calculated and communicated to you and the Valuation Date.

3. Amount of Tender. Subject to the limitations set forth below, Stockholders may tender all or a portion of their Shares. If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $500 as of the Valuation Date. The Fund reserves the right to purchase all your Shares in the Fund if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum account balance. In addition, such minimum account balance requirement may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the number of your tendered Shares so that the required minimum account balance is maintained. The Offer is being made to all Stockholders and is not conditioned on any minimum amount of Shares being tendered.

If less than 7,707,391 Shares are properly tendered pursuant to the Offer and not withdrawn, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 “Certain Conditions of the Offer” below. If more than 7,707,391 Shares are duly tendered to the Fund before the expiration of the Offer and not withdrawn, pursuant to Section 5 “Withdrawal Rights” below, the Fund will accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares; provided that the Fund reserves the right in its sole discretion to purchase additional outstanding Shares representing up to 2.0% of the Fund’s outstanding Shares without amending or extending the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended. There is no repurchase priority for a Stockholder under the circumstances of death or disability of such Stockholder. The unaccepted portion of any tender of Shares made by a Stockholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Fund, but any Stockholder that wishes to have the Fund repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

4. Procedure for Tenders. Stockholders wishing to tender Shares pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such Stockholder’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Tender Offer Service Agent by 11:59 p.m., Eastern Time, on the Expiration Date.

Submissions may be made to (i) the Tender Offer Service Agent by (a) mail at Goldman Sachs Private Credit Corp., c/o SS&C Technologies, Inc., P.O. Box 219743, Kansas City, MO 64121 or (b) email at goldman@dstsystems.com, Attention: Goldman Sachs Private Credit Corp.; or (ii) your Financial Representative, as noted below. The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by email. In addition, please note that certain Stockholders may be required to deliver their Letter of Transmittal to or otherwise contact their Financial Representatives to tender their Shares (instead of directly to the Tender Offer Service Agent). In such case, you will need to ask your Financial Representative to submit the repurchase request for you and provide all of the information that the Financial Representative requires. Certain Financial Representatives may set times prior to the repurchase request deadline by which they must receive all documentation relating to repurchase requests and may require additional information.

Stockholders wishing to confirm receipt of a Letter of Transmittal may contact their Financial Representative or the agent specified in the instructions therein. The method of delivery of any documents is at the election and complete risk of the Stockholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and its determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders (i) determined by it not to be in appropriate form or (ii) for which the acceptance of, or payment for, would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Stockholder (including, without limitation, the conditions relating to the dates on which Shares must be tendered or withdrawn), and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Board, the Adviser, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. Withdrawal Rights. Any Stockholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before the Expiration Date or, if the Fund has not accepted such tendered Shares, on or after January 24, 2025. A form to use to give notice of withdrawal is enclosed with the Offer to Purchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

6. Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Stockholder of its election to purchase such Shares.

If a Stockholder tenders its Shares and the Fund purchases those Shares, the Fund will effect payment for those Shares in cash promptly after the determination of the net asset value per Share is finalized, which payment of redemption proceeds in cash will occur no later than 65 days after the expiration of this Offer.

Other than the early repurchase deduction described below (if applicable), the Fund does not expect to impose any charges on repurchases of Shares in the Fund.

Each Stockholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Stockholder of the Fund and will bear all risks related to an investment in the Shares until the Valuation Date (and thereafter if not all of its Shares are repurchased) and may exercise his or her voting rights with respect to the repurchased Shares (or portion thereof) until the Valuation Date.

Except as described below, the amount to which any Stockholder that sells Shares to the Fund in a repurchase offer that has a tender valuation date within the 12-month period following the original issue date of the Shares is entitled to be paid for the tendered Shares will be reduced by 2.0% of the aggregate net asset value of the Shares repurchased by the Fund; this reduction is referred to herein as an “early repurchase deduction.” Payment of the early repurchase deduction will be made by reducing the repurchase proceeds. The early repurchase deduction will be retained by the Fund for the benefit of remaining Stockholders. Shares repurchased will be treated as having been repurchased on a “first in–first out” basis. Therefore, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares purchased by such Stockholder. Shares that are issued pursuant to the Fund’s DRIP and tendered, including any portion of Shares repurchased that are issued pursuant to the Fund’s DRIP, shall not be subject to the early repurchase deduction.

A Stockholder who tenders some but not all of such Stockholder’s Shares for repurchase will be required to maintain a minimum account balance of $500 in the Fund as of the Valuation Date. The Fund reserves the right to purchase all of a Stockholder’s Shares in the Fund if the Stockholder tenders less than all of its Shares and the number of Shares tendered would cause the Stockholder’s account in the Fund to have a value lower than the required minimum account balance. In addition, such minimum account balance requirement may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the number of Shares tendered by a Stockholder so that the required minimum account balance is maintained.

The Fund expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from cash flow from operations, the sale of assets, borrowings, return of capital or proceeds from the sale of Shares pursuant to the Fund’s continuous private offering. Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than our Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates.

7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Stockholders of such extension. If the Fund elects to extend the tender period, the Valuation Date may occur after December 31, 2024 and in that case, for purposes of determining the purchase price for tendered Shares, the net asset value of such Shares will be determined approximately one month after the actual Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Stockholders.

Please note that just as you have the opportunity to withdraw Shares that you have tendered under certain circumstances, the Fund has the right to cancel, amend, or postpone the Offer at any time before accepting tendered Shares. The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Board’s judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Stockholders if Shares tendered pursuant to the Offer were purchased; or (c) the independent directors of the Fund determine that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. Certain Information About the Fund. The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act and is incorporated as a Delaware corporation. In addition, for U.S. federal income tax purposes, the Fund has elected to be treated, and expects to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The principal executive office of the Fund is located at 200 West Street, New York, NY 10282, and the telephone number is (312) 655-4419. The Shares are not traded on any established trading market.

Except as previously disclosed by the Fund in the reports it files with the SEC, the Fund does not currently have any other plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund’s intention to accept purchases of Shares from time to time in its continuous private offering, the DRIP or otherwise in the discretion of the Fund) or the disposition of Shares (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund (other than pursuant to borrowing arrangements made in the ordinary course of business); (d) any change in the identity of the investment adviser or directors of the Fund (“Directors”), or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors, to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Certificate of Incorporation of the Fund, as amended, the Bylaws of the Fund, as amended, or other actions that may impede the acquisition of control of the Fund by any person.

Based on the number of Shares outstanding as of September 30, 2024, the following persons (the named individuals being the Directors and officers of the Fund) own the number of Shares indicated in the below table:

Person	Shares	Percentage of the Fund’s Outstanding Shares
GSAM Holdings LLC	3,976,284.59	2.56%
Jaime Ardila	9,934.88	*
Carlos E. Evans	2,290.62	*
Ross J. Kari	6,400.00	*
Timothy J. Leach	4,489.70	*
Richard A. Mark	3,976.14	*
Susan B. McGee	—	—
Katherine (“Kaysie”) P. Uniacke	—	—
Alex Chi	4,581.24	*
David Miller	11,592.17	*
Tucker Greene	6,359.48	*
Stephanie Rader	—	—
Stanley Matuszewski	—	—
John Lanza	—	—
Julien Yoo	—	—
Caroline Kraus	—	—
Justin Betzen	7,925.59	*
Greg Watts	6,955.31	*
Jennifer Yang	—	—
All directors and officers as a group (18 persons)	64,505.13	*

*	Less than 1.0%.

Based on information available to the Fund, none of the persons listed above intends to tender any of his or her Shares in the Offer.

During the past sixty (60) days, the Fund has issued to the Adviser, Directors and executive officers of the Fund an aggregate of approximately 759.8640 Shares, including the net impact of Shares issued pursuant to the Fund’s

DRIP, for net proceeds of approximately $19,166.38. There have been no other transactions in Shares effected during the past sixty (60) days by the Fund, the Adviser, or any Director or executive officer of the Fund, or any person controlling the Fund or the Adviser.

9. Full Tender by DRIP Participants. If you are a participant in the DRIP, in the event you elect to tender your Shares in full and such full tender is accepted by the Fund, your participation in the DRIP will be automatically terminated as of the applicable Expiration Date and any distributions due but not yet paid as of such date will be paid in cash on the scheduled distribution payment date. If you are a participant in the DRIP and elect to tender less than all of your Shares, your participation in the DRIP will not be terminated.

10. Certain Federal Income Tax Consequences. The following discussion is a general summary of certain material U.S. federal income tax consequences of the purchase of Shares by the Fund from Stockholders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date hereof, including the Code, applicable U.S. Department of Treasury (“Treasury”) regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Fund has not obtained, nor does the Fund intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. For more detailed information regarding tax considerations applicable to a purchase of Shares by the Fund pursuant to the Offer, and ownership of Shares of the Fund in general, see the Fund’s registration statement on Form 10, as amended and supplemented from time to time by additional disclosures the Fund makes directly to Stockholders or through reports that the Fund files with the Securities and Exchange Commission (the “SEC”). Stockholders should also consult their own tax advisers regarding their particular situation and the potential tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer, including potential state, local and foreign taxation, as well as any applicable transfer taxes.

Except where noted, this summary assumes Shares are held as capital assets (within the meaning of Section 1221 of the Code) and does not deal with all tax consequences that may be relevant to Stockholders in light of their particular circumstances or Stockholders subject to special tax rules (including, without limitation, partnerships or other pass-through entities (and investors therein), dealers or traders in securities, financial institutions, tax-exempt accounts, arrangements or organizations, insurance companies, U.S. expatriates, persons liable for the alternative minimum tax, persons holding Shares as a part of a hedging, conversion or constructive sale transaction or a straddle, nonresident alien individuals present in the United States for more than 182 days during the taxable year in which their Shares are repurchased pursuant to the Offer or U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this Offer and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. Also, this discussion does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets. For purposes of this discussion, references to “dividends” are to dividends within the meaning of the U.S. federal income tax laws and associated regulations and may include amounts subject to treatment as a return of capital under section 19(a) of the 1940 Act.

A “U.S. stockholder” is a beneficial owner of our Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof, including, for this purpose, the District of Columbia;

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantive decisions of the trust, or (ii) the trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. stockholder” is a beneficial owner of our Shares that is not a U.S. stockholder and not a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes holds Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. A stockholder that is a partnership holding our Shares, and each partner in such a partnership, should consult his, her, or its own tax adviser with respect to the disposition of Shares.

Tax matters are very complicated and the tax consequences to each stockholder of the ownership and disposition of our Shares will depend on the facts of his, her, or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of the repurchase, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty, and the effect of any possible changes in the tax laws.

Sale of Shares to the Fund Pursuant to the Offer. Under Section 302(b) of the Code, a Stockholder whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Stockholder tenders, and the Fund repurchases, all of such Stockholder’s Shares (i.e., reduces such Stockholder’s percentage ownership of the Fund to 0%), (b) such Stockholder meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Fund following the completion of the Offer for the distribution to be “substantially disproportionate” with respect to such Stockholder (which will be satisfied if the percentage of the Fund’s total outstanding Shares that the Stockholder owns immediately following the repurchase is less than 80% of the percentage of the Fund’s total outstanding Shares that the Stockholder owned immediately before the repurchase and the Stockholder does not own any preferred shares of the Fund), or (c) the tender otherwise results in a distribution that is “not essentially equivalent to a dividend,” which determination depends on a Stockholder’s particular facts and circumstances, including the initial size of and extent to which a Stockholder’s ownership percentage interest in the Fund is reduced. The IRS has indicated in published rulings that a relatively minor reduction of the proportionate equity interest of a Stockholder whose relative equity interest is minimal and who does not exercise any control over or participate in the management of the Fund’s affairs should be treated as “not essentially equivalent to a dividend”. For these purposes, a stockholder’s ownership of the Fund is determined after applying the ownership attribution rules under Section 318 of the Code. The gain or loss recognized by a Stockholder in such case generally will equal the difference between the price paid by the Fund for the Shares pursuant to the Offer and the Stockholder’s adjusted tax basis in the Shares sold. A tendering Stockholder’s gain or loss will generally be capital gain or loss, and will generally be treated as long-term capital gain or loss if the Shares have been held for more than one year or as short-term capital gain or loss if the Shares have been held for one year or less. For these purposes, a Stockholder’s holding period in Shares repurchased pursuant to the Offer should terminate as of the Valuation Date. The maximum U.S. federal income tax rate applicable to short-term capital gains recognized by a non-corporate Stockholder is currently the same as the applicable ordinary income rate. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of the Shares.

In the event that a tendering Stockholder’s ownership (taking into account deemed ownership under Section 318 of the Code) of Shares of the Fund is not reduced to the extent required under the tests described above, such

Stockholder would be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the Shares held by the Stockholder after the tender (a “Section 301 distribution”). Such distribution, which would equal the price paid by the Fund to such Stockholder for the Shares sold, would be taxable as a dividend to the extent of the Fund’s current or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the Stockholder’s tax basis in the Shares, and thereafter as capital gain. If any amounts received by a Stockholder are treated as a dividend, the tax basis (after any adjustment for a return of capital) in the Shares sold pursuant to the Offer will generally be transferred to any remaining Shares held by the Stockholder. It is expected that amounts treated as dividends generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced U.S. federal income tax rates that are currently imposed on certain “qualified dividend income” received by non-corporate Stockholders.

Provided that no tendering Stockholder is treated as receiving a Section 301 distribution as a result of the Offer, Stockholders whose percentage ownership of the Fund increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Stockholder is deemed to receive a Section 301 distribution as a result of the Offer, it is possible that Stockholders whose percentage ownership of the Fund increases as a result of the Offer, including Stockholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount determined by the increase in their percentage ownership of the Fund as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of the Fund’s current or accumulated earnings and profits allocable to it.

Under the “wash sale” rules of the Code, provided the tender of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the Stockholder acquires other Shares of the Fund (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer. In that event, the basis and holding period of the Shares (or substantially identical stock or securities) acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Stockholder on the sale of Shares held by the Stockholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Stockholder with respect to such Shares. A Stockholder’s ability to utilize capital losses may be limited under the Code.

Non-U.S. Stockholders. Generally, if a Non-U.S. Stockholder’s sale of Shares pursuant to the Offer is respected as a sale or exchange for U.S. federal income tax purposes pursuant to Section 302(b) of the Code (as discussed above), any gain realized by the Non-U.S. Stockholder will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided that such gain is not effectively connected with a trade or business carried on in the United States by the Non-U.S. Stockholder. If, however, all or a portion of the proceeds received by a tendering Non-U.S. Stockholder is treated for U.S. federal income tax purposes as a distribution by the Fund that is a dividend, or if a Non-U.S. Stockholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Stockholder’s increase in its percentage ownership of the Fund resulting from other Stockholders’ sale of Shares pursuant to the Offer, and, as discussed in greater detail in the Fund’s Private Placement Memorandum, absent a statutory exemption, the dividend received or deemed received by the Non-U.S. Stockholder will be subject to a U.S. withholding tax of 30% (or a lower treaty rate). If any gain or dividend income realized in connection with the tender of Shares by a Non-U.S. Stockholder is effectively connected with a trade or business carried on in the United States by the Non-U.S. Stockholder, such gain or dividend will generally be taxed at the regular rates applicable to U.S. Stockholders. In addition, if the Non-U.S. Stockholder is a non-U.S. corporation, it may be subject to a branch profits tax of 30% (or a lower treaty rate) on its effectively connected income. In order to qualify for an exemption from withholding for effectively connected income or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a Non-U.S. Stockholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8ECI, W-8BEN or W-8BEN-E, as applicable, or any substitute form). Because an applicable withholding agent may not be able to determine if a particular Non-U.S. Stockholder qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Stockholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above. However, a Non-U.S. Stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Stockholder establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. See the section of the Fund’s Private Placement Memorandum entitled “Certain U.S. Federal Income Tax Considerations—Taxation of Non-U.S. Stockholders” for further information concerning the taxation of Non-U.S. Stockholders. Non-U.S. Stockholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.

FATCA. Sections 1471-1474 of the Code, and the U.S. Treasury Regulations and IRS guidance issued thereunder (collectively, “FATCA”), generally require the Fund to obtain information sufficient to identify the status of each of its stockholders under FATCA or under an applicable intergovernmental agreement (an “IGA”). If a stockholder fails to provide this information or otherwise fails to comply with FATCA or an IGA, the Fund or the applicable withholding agent may be required to withhold at a 30% rate under FATCA on ordinary dividends the Fund pays (or is deemed to pay) to that stockholder. The IRS and the Department of Treasury have issued proposed regulations, on which taxpayers are entitled to rely, providing that gross proceeds the Fund pays to a stockholder (which would include the proceeds of a share repurchase treated as a sale or exchange) will not be subject to FATCA withholding. However, because an applicable withholding agent may not be able to determine if a particular Stockholder qualifies for sale or exchange treatment as discussed above, such agent may withhold under FATCA on the proceeds of a share repurchase treated as a sale or exchange with respect to such Stockholder. If an amount paid (or deemed paid) by the Fund is subject to FATCA withholding, the Fund or its agent is required to withhold even if the payment would otherwise be exempt from withholding under rules applicable to Non-U.S. stockholders. Stockholders are urged to consult their tax adviser regarding the applicability of FATCA.

Backup Withholding. The Fund generally is required to withhold on the taxable distributions and redemption proceeds paid to any U.S. Stockholder at a 24% rate and remit the withheld amount to the U.S. Treasury if the U.S. Stockholder fails to properly furnish the Fund with a correct taxpayer identification number and a certification that such Stockholder is not subject to backup withholding (generally, through the provision of a properly executed IRS Form W-9). A Non-U.S. Stockholder generally can establish an exemption from backup withholding by certifying as to its foreign status (generally, through the provision of a properly executed IRS Form W-8BEN, W-8BEN-E or other applicable Form W-8).

Stockholders should provide the Fund with a completed IRS Form W-9, W-8BEN or W-8BEN-E, as applicable, or other appropriate form in order to avoid backup withholding on the payment they receive from the Fund regardless of how they are taxed with respect to their tendered Shares. Backup withholding is not an additional tax and any amount withheld may be credited against a Stockholder’s U.S. federal income tax liability, and may entitle the Stockholder to a refund, provided in each case that the appropriate information is furnished to the IRS.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to, a subsequent limitation on the Fund’s ability to use capital loss carryforwards to offset future gains. Therefore, in certain circumstances, Stockholders who remain Stockholders following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred.

Payments for repurchased Shares may require the Fund to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Stockholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.

Under Treasury regulations directed at tax shelter activity, if a Stockholder recognizes a loss of $2 million or more for an individual Stockholder or $10 million or more for a corporate Stockholder, such Stockholder must file with the IRS a disclosure statement on Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, Stockholders of a RIC, such as the Fund, are not excepted. Future guidance may extend the current exception from this reporting requirement to Stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their disposition of Shares pursuant to the Offer.

11. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Stockholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or “blue sky” laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Stockholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund at 200 West Street, New York, NY 10282, by contacting your Financial Representative or calling Goldman Sachs Alternative Investment Client Services at (312) 655-4702, or from the SEC’s internet web site, http://www.sec.gov.

Financial Statements

The audited annual financial statements of the Fund, dated December 31, 2023, included in the Fund’s Annual Report on Form 10-K, filed with the SEC on EDGAR on March 5, 2024, are incorporated herein by reference and available through the SEC’s website at http://www.sec.gov.

The Fund will prepare and make available to Stockholders the audited annual financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.